Exhibit 4.66

Norwalk Star Owners Inc.

& Ionian Traders Inc.

c/o Dryships Inc.

80 Kifissias Avenue

Marousi

Athens – 15125

Greece

USD 125 million Secured Loan Facility Agreement dated 13 May 2008 as amended from time to time (the “Loan Agreement”) – MVs Capri & Positano (the “Vessels”) – Security Value Clause

6 September 2011

Dear Sirs

We refer to clause 10.4 of the Loan Agreement and the related recent correspondence between your goodselves and us as Agent of the Facility.

With the market value of the Vessels being USD 67 million and an outstanding loan amount of USD 57.75 million on the covenant testing day as per schedule attached the lending banks have agreed on your payment of the shortfall amounting to USD 5,187,500 to be applied to the next instalments for avoidance of a covenant breach.

As one repayment instalment of USD 2,250,000 has meanwhile been due and made, kindly remit the remaining amount of USD 2,937,500. These funds will be applied to the next scheduled instalments, fully on 26 September 2011 (USD 2,250,000) and the remainder of USD 687,500 on 23 December 2011.

If you are agreeable to the terms above would you please countersign this letter and send it back.

Kind regards

Deutsche Schiffsbank AG

/s/ Illegible

Acknowledged and agreed

/s/ EUGENIA PAPAPONTIKOU
EUGENIA PAPAPONTIKOU
Attorney in fact
(Norwalk Star Owners, Inc.)

Acknowledged and agreed

/s/ EUGENIA PAPAPONTIKOU
EUGENIA PAPAPONTIKOU
Attorney in fact
(Ionian Traders Inc.)

Acknowledged and agreed

/s/ EUGENIA PAPAPONTIKOU
EUGENIA PAPAPONTIKOU
Attorney in fact
(Dryships Inc. as Guarantor)